UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: October 2, 2013

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Settlement Agreement

As previously reported, on July 9, 2013, the Supreme Court of the State of New York, County of New York (the “Court”), entered an order (the “Order”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) between NewLead Holdings Ltd., a corporation organized and existing under the laws of Bermuda (the “Company”), and Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 155723/2013 (the “Action”). Hanover commenced the Action against the Company on June 21, 2013 to recover an aggregate of $7,205,547.92 of past-due accounts payable of the Company, plus fees and costs (the “Claim”). The Settlement Agreement became effective and binding upon the Company and Hanover upon execution of the Order by the Court on July 9, 2013.

Pursuant to the terms of the Settlement Agreement approved by the Order, on July 10, 2013, the Company issued and delivered to Hanover 61,000,000 shares (the “Initial Settlement Shares”) of the Company’s common stock, $0.01 par value (the “Common Stock”).

The Settlement Agreement provides that the Initial Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) (the “True-Up Date”) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to Hanover pursuant to the Settlement Agreement shall be equal to the sum of (i) the quotient obtained by dividing (A) $7,205,547.92, representing the total amount of the Claim, by (B) 65% of the VWAP of the Common Stock over the Calculation Period and (ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, which shall not exceed $50,000 by (B) the VWAP of the Common Stock over the Calculation Period, rounded up to the nearest whole share (the “VWAP Shares”). The “Calculation Period” is defined in the Settlement Agreement to mean the shorter of the following: (i) the 120-consecutive trading day period commencing on the trading day immediately following the date of issuance of the Initial Settlement Shares (the “Initial Issuance Date”), and (ii) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that Hanover shall have received aggregate cash proceeds from the resale of Initial Settlement Shares and Additional Settlement Shares (defined below) equal to the sum of (A) $9,727,489.70, representing 135% of the total amount of the Claim, and (B) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action through the True-Up Date, subject to the cap set forth above, supported by daily written reports to be delivered by Hanover to the Company. As a result, the Company ultimately may be required to issue to Hanover substantially more shares of Common Stock than the number of Initial Settlement Shares issued (subject to the limitations described below).

The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover reasonably believes that the total number of Initial Settlement Shares previously issued to Hanover shall be less than the total number of VWAP Shares to be issued to Hanover or its designee in connection with the Settlement Agreement and the Order, Hanover may, in its sole discretion, deliver one or more written notices to the Company, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to Hanover or its designee (subject to the limitations described below), and the Company will upon such request issue and deliver the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of such additional shares of Common Stock, “Additional Settlement Shares”). Under the terms of the Settlement Agreement, at the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Initial Settlement Shares and Additional Settlement issued, then the Company will issue and deliver to Hanover or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Initial Settlement Shares and Additional Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Initial Settlement Shares and Additional Settlement Shares, then Hanover or its designee will return to the Company for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Initial Settlement Shares and Additional Settlement Shares. Except as provided below, Hanover may sell the shares of Common Stock issued to it or its designee in connection with the Settlement Agreement at any time without restriction, even during the Calculation Period.

The Settlement Agreement also provides that with respect to any single trading day during the Calculation Period, Hanover shall not offer or sell any Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 15% of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by Hanover, for the 10 trading days immediately preceding such trading day and (ii) $65,000 worth of Common Stock. Hanover and the Company may modify this restriction by mutual written agreement.

The Settlement Agreement further provides that in no event shall the number of shares of Common Stock issued to Hanover or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

Since the issuance of the Initial Settlement Shares described above, Hanover demonstrated to the Company’s satisfaction that it was entitled to receive an aggregate of 20,000,000 Additional Settlement Shares based on the adjustment formula described above, and that the issuance of such Additional Settlement Shares to Hanover, in the amounts and at the times requested by Hanover during the Calculation Period, would not result in Hanover exceeding the beneficial ownership limitation set forth above. Accordingly, on September 30, 2013, the Company instructed its transfer agent to issue and deliver to Hanover 20,000,000 Additional Settlement Shares pursuant to the terms of the Settlement Agreement approved by the Order.

The issuance of Common Stock to Hanover pursuant to the terms of the Settlement Agreement approved by the Order is exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(10) thereof, as an issuance of securities in exchange for bona fide outstanding claims, where the terms and conditions of such issuance are approved by a court after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear.

Reverse Stock Split

On October 1, 2013, the Company issued a press release announcing that its board of directors and a majority of its shareholders approved a 1-for-15 reverse stock split of its common shares (the “Reverse Stock Split”). The Reverse Stock Split will be effective upon the commencement of trading on October 17, 2013. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

NASDAQ Notice

The Company previously reported that, on May 16, 2013 it had received a letter from the NASDAQ Stock Market LLC (“NASDAQ”) stating that the Company is not in compliance with the continued listing requirements of NASDAQ Listing Rule 5250(c)(1) because the Company did not timely file its Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”) with the Securities and Exchange Commission (the “Commission”).  On October 1, 2013, NASDAQ notified the Company that based on the filing of the Form 20-F with the Commission on August 30, 2013, the Company was in compliance with NASDAQ Listing Rule 5250(c)(1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2013

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Exhibit

99.1	Press Release dated October 1, 2013